OMB APPROVAL
                                                      OMB Number:     3235-0145
                                                      Expires: October 31, 1997
                                                      Estimated average burden
                                                      hours per form..... 14.90

                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D. C.  20549


                                SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO.       2    )*
                                         ----------


                       GEOTEK COMMUNICATIONS, INC.
--------------------------------------------------------------------
                              (Name of Issuer)

                             COMMON STOCK
--------------------------------------------------------------------
                       (Title of Class of Securities)

                               373 654 1
                  ----------------------------------
                               (CUSIP Number)

                        ARTHUR FLEISCHER, P.C.
               FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                ONE NEW YORK PLAZA, NEW YORK, NY 10004
                            (212) 859-4000
--------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                           DECEMBER 13, 1996
                  ----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement . [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE:   Six  copies  of this statement, including all exhibits,  should  be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


This Amendment No. 2, filed by the Charles Bronfman Family Trust, amends the statement on Schedule 13D (the "Schedule 13D") relating to the securities of Geotek Communications, Inc., filed on July 2, 1996 by the Charles Bronfman Family Trust and certain other persons. The Schedule 13D is hereby amended as set forth below. Capitalized terms used and not defined herein shall have their respective meanings as set forth in the Schedule 13D.

ITEM 2.Identity and Background
       -----------------------

       Unchanged, except that on December 13, 1996, three trustees of the Charles Bronfman Family Trust, namely, Mr. Gary J. Gartner, Mr. Steven H. Levin and Goodman, Phillips & Vineberg, resigned as trustees.
       Simultaneously therewith, three new persons were appointed as trustees of the Charles Bronfman Family Trust. Information concerning such persons is set forth in the amended and restated Appendix B-1 attached hereto.


                          APPENDIX B-1

        NAME, ADDRESS, ETC. OF CONTROLLING PERSONS,  ETC.

          Trustees of the Charles Bronfman Family Trust

Name and                            Principal Business
Business Address                    or Occupation          Citizenship
----------------                    -----------------      -----------

Barclays Finance Corporation        Financial              Barbados
of Barbados Limited                 Institution
Trustee Branch
Broad Street
Bridgetown, Barbados


Royal Bank of Canada                Financial              Barbados
(Caribbean) Corporation             Institution
2nd Floor Building #2
Chelston Park
Collymore Rock
St. Michael, Barbados


Dr. Trevor A. Carmichael Q.C.       Attorney               Barbados
Principal
Chancery Chambers
Chancery House
High Street
Bridgetown, Barbados


Ellen J. Bronfman Hauptman          Private Investor       Canada
c/o Withers Solicitors
12 Gough Square
London EC4A 3DE
England


                            SIGNATURE
                            ---------



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    23 January 1997
-----------------------
       Date                   CHARLES BRONFMAN FAMILY TRUST



                              By:  /s/ Michel Boucher
                                   ------------------------------
                                   Name: Michel Boucher
                                   Title:  Attorney-in-fact



                        POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS THAT the undersigned, solely in its capacity as a trustee of the Charles Bronfman Family Trust, hereby constitutes and appoints MICHEL BOUCHER, ANDREW J. PARSONS and ROBERT S. VINEBERG and each of them severally, as the undersigned's true and lawful attorneys and agents, with power to act with or without the others and with full power of substitution and resubstitution, to execute in the name, place and stead of the undersigned any statement or report, including any amendment to any statement or report, required to be filed with respect to the undersigned under Section 13 or Section 16 of the United States Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements thereunder, or any statement or report, including any amendment to any statement or report, required to be filed with respect to the undersigned under any comparable laws, rules, regulations and requirements of any foreign jurisdiction, and to file any of the same with the Securities and Exchange Commission and any other appropriate U.S. and foreign regulatory authorities, said attorneys and agents having full power and authority to do and perform in the name and on behalf of the undersigned every act necessary to be done in the premises as fully and as effectually as the undersigned might or could do in person; and the undersigned hereby ratifies and confirms all that said attorneys and agents shall do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF the undersigned has subscribed these presents as of December 19, 1996.



                         /s/  DR. TREVOR CARMICHAEL, Q.C.
                         ----------------------------------------
                         Dr. Trevor Carmichael, Q.C.


                        POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS THAT the undersigned, solely in its capacity as a trustee of the Charles Bronfman Family Trust, hereby constitutes and appoints MICHEL BOUCHER, ANDREW J. PARSONS and ROBERT S. VINEBERG and each of them severally, as the undersigned's true and lawful attorneys and agents, with power to act with or without the others and with full power of substitution and resubstitution, to execute in the name, place and stead of the undersigned any statement or report, including any amendment to any statement or report, required to be filed with respect to the undersigned under Section 13 or Section 16 of the United States Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements thereunder, or any statement or report, including any amendment to any statement or report, required to be filed with respect to the undersigned under any comparable laws, rules, regulations and requirements of any foreign jurisdiction, and to file any of the same with the Securities and Exchange Commission and any other appropriate U.S. and foreign regulatory authorities, said attorneys and agents having full power and authority to do and perform in the name and on behalf of the undersigned every act necessary to be done in the premises as fully and as effectually as the undersigned might or could do in person; and the undersigned hereby ratifies and confirms all that said attorneys and agents shall do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF the undersigned has subscribed these presents as of December 19, 1996.



                    /s/ BARCLAYS FINANCE CORPORATION OF BARBADOS LIMITED
                    ----------------------------------------------------
                    Barclays Finance Corporation Of Barbados Limited


                        POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS THAT the undersigned, solely in its capacity as a trustee of the Charles Bronfman Family Trust, hereby constitutes and appoints MICHEL BOUCHER, ANDREW J. PARSONS and ROBERT S. VINEBERG and each of them severally, as the undersigned's true and lawful attorneys and agents, with power to act with or without the others and with full power of substitution and resubstitution, to execute in the name, place and stead of the undersigned any statement or report, including any amendment to any statement or report, required to be filed with respect to the undersigned under Section 13 or Section 16 of the United States Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements thereunder, or any statement or report, including any amendment to any statement or report, required to be filed with respect to the undersigned under any comparable laws, rules, regulations and requirements of any foreign jurisdiction, and to file any of the same with the Securities and Exchange Commission and any other appropriate U.S. and foreign regulatory authorities, said attorneys and agents having full power and authority to do and perform in the name and on behalf of the undersigned every act necessary to be done in the premises as fully and as effectually as the undersigned might or could do in person; and the undersigned hereby ratifies and confirms all that said attorneys and agents shall do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF the undersigned has subscribed these presents as of December 18, 1996.



                      /s/  ROYAL BANK OF CANADA (CARIBBEAN) CORPORATION
                      -------------------------------------------------
                      Royal Bank of Canada (Caribbean) Corporation